UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Deer Valley Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

244196101

(CUSIP Number)

Keith Hughes

Vicis Capital, LLC

445 Park Avenue, Suite 1043

New York, NY 10022

(212) 909-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 244196101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital, LLC

45-0538105

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0

	8.	Shared Voting Power

12,310,458

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

12,310,458

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,310,458
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

79.8%

14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 244196101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John Succo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0

	8.	Shared Voting Power

12,310,458

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

12,310,458

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,310,458
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

79.8%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 244196101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Sky Lucas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0

	8.	Shared Voting Power

12,310,458

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

12,310,458

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,310,458
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

79.8%

14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Deer Valley Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 3030 N. Rocky Point Drive W, Suite 150, Tampa, FL 33607.

Item 2. Identity and Background

(a)	The names of the reporting persons are Vicis Capital, LLC (“Vicis”), and each of its two members, John Succo and Sky Lucas (collectively the “Reporting Persons”). All 12,310,458 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor. Each of the Reporting Persons may be deemed to beneficially own such 12,310,458 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of, in the case of Vicis, the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC, and, in the case of each of Messrs. Succo and Lucas, their membership interests in Vicis.

(b)	The business address of each of the Reporting Persons is 445 Park Avenue, Suite 1043, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund. Mr. Succo is a member and the Chief Investment Officer of Vicis. Mr. Lucas is a member and the Head of Global Convertible Arbitrage of Vicis.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis is a limited liability company organized under the laws of the state of Delaware. Each of Messrs. Succo and Lucas is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired, and the Reporting Persons are deemed to own, 12,310,458 shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the Common Stock for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

On June 30, 2014, a member of Vicis resigned from Vicis, and as a result of such resignation each of Messrs. Lucas and Succo may be deemed to have acquired beneficial ownership of the Common Stock as of such date.

Except as set forth in Item 3 and this Item 4, none of the Reporting Persons has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but will continue to review this position based upon further developments.

As permitted by law, the Reporting Persons may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer

(a)	All 12,310,458 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor. Each of the Reporting Persons may be deemed to beneficially own such 12,310,458 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of, in the case of Vicis, the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC, and, in the case of each of Messrs. Succo and Lucas, their membership interests in Vicis. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked at any time. Each of the Reporting Persons disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 12,310,458 shares of Common Stock represent approximately 79.8% of the Issuer’s outstanding Common Stock (based upon 15,419,387 shares of Common Stock outstanding at May 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on June 9, 2014, for the quarter ended March 29, 2014).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement and Power of Attorney among Vicis Capital, LLC, Vicis Capital Master Fund, John Succo, and Sky Lucas.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICIS CAPITAL, LLC

July 15, 2014

Date

By:	/s/ Andrew Comito Name: Andrew Comito Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to the Amacore Group, Inc. on October 1, 2009.

JOHN SUCCO

July 15, 2014

Date

By:	/s/ Andrew Comito Andrew Comito, as power of attorney for John Succo

SKY LUCAS

July 15, 2014

Date

By:	/s/ Andrew Comito Andrew Comito, as power of attorney for Sky Lucas